FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 26, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 26, 2009 and incorporated by reference herein is the Registrant’s immediate report dated August 26, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 26, 2009

BluePhoenix Completes IT Modernization Project for Israel
Local Authorities Data Processing Center (LADPC)

CARY, NC – August 26, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT legacy modernization solutions, today announced that it has completed a major IT modernization project for Israel Local Authorities Data Processing Center (“LADPC”).

This project leads LADPC to the technology frontline, and enables LADPC to present a comprehensive solution while using integration, BPM, portal, and document management tools to shorten development time and improve customer service.

LADPC, the IT service bureau for over 200 local municipal authorities in Israel, finished a successful modernization project for a legacy mainframe ADABAS/Natural and COBOL environment to a modern open system environment based on an Oracle database and Java. The shift to a new, modern open system environment enables the use of new products and methodologies like integration through SOA, BI tools, BPM, document management, municipality portal, and SAAS. These tools and concepts provide a comprehensive solution to the LADPC customer base.

The project was conducted by the development and system division of LADPC together with modernization experts from BluePhoenix Solutions, the leader in value-driven IT legacy modernization solutions. The project was executed utilizing the BluePhoenix automated suite of tools that enables conducting the modernization is a short time frame, with low cost and a fast ROI.

“This technology upgrade is part of a big change the company is undergoing,” said Moshe Alkaslasy, Chairman of the Board. “With these new systems, the company has positioned itself at the technology edge and breaches into new markets. This project is part of a major restructuring the company is undergoing to align with the new strategy and goals the company has planned for the upcoming years.”

Throughout many years, LADPC developed an integrative information system to manage local municipality authorities, starting with the billing systems, HR, salary, finance, “resident file” and linkage to the central authority, and more. The applications were developed with the best-of-breed technologies of the past, but in order to ensure the future and provide the best service to LADPC customers there was a need to modernize. LADPC decided to leverage the knowledge stored in their applications and use BluePhoenix automated tools to migrate to new and modern technologies while preserving the business logic.

“The excellent cooperation between the two companies enabled us to complete the project quickly and efficiently, and today we can provide a comprehensive solution to our large customer base–the local authorities and the citizens relying on them,” said Aric Agamy, VP development and infrastructure. “Furthermore, closing the mainframe leads to tremendous saving in our TCO. These savings in the current economic climate are savings that are appreciated by our customers. This project demonstrates the importance of technology that enables leveraging past investments, and the economical importance of modernization.”

“Completing this highly complex modernization project, like many others we are conducting, to the full satisfaction of LADPC is another great example of the high proficiency of our people and our solutions” said Yaron Tchwella, CEO, BluePhoenix Solutions. “Legacy applications encapsulate significant historical knowledge and the ability to reuse this knowledge at a very low cost is imperative. In the current economy, organizations all over the world must maximize their IT systems and applications while reducing the operational costs to the minimum possible. Our solutions enable this needed change.”

About Israel Local Authorities Data Processing Center

Israel Local Authorities Data Processing Center (LADPC) was established in 1968 by the Ministry of Interior and the Union of Local Authorities. It operates as a public company, with the local authorities owning 60% and the government of Israel owning 40% of the founding shares. Offering the most comprehensive, integrative computer networking system in Israel, the company is dedicated to improving the efficiency and productivity of the country’s local authorities.

LADPC serves over 5,000 users connected by a network of over 150 nodes. It provides real-time service information from four central offices located in Tel Aviv, Jerusalem, Beer Sheva, and Haifa.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” plans,” “believes,” “estimates,” “intends” or the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com